UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 29, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Ocean Power Technologies, Inc.
File No. 333-138595 - CF#21815

Ocean Power Technologies, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on November 13, 2006, as amended.

Based on representations by Ocean Power Technologies, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2	through April 30, 2009
Exhibit 10.3	through April 30, 2009

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Mara Ransom
Branch Chief